

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 27, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following series of TORTOISE ACQUISITION CORP., under the Exchange Act of 1934.

1. Units, each consisting of one share of Class A common stock and one-half of one warrant

2. Class A common stock, par value $0.0001 per share

3. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

Sincerely,

